Quantum Computing Inc.

215 Depot Court SE, Suite 215

Leesburg, VA 20175

June 1, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Computing Inc.
Registration Statement on Form S-3
File No. 333-264518

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Quantum Computing Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, June 2, 2022, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Quantum Computing Inc.

/s/ Robert Liscouski
Robert Liscouski
Chief Executive Officer, Chairman of the Board, and President